SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ORGENESIS INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

68619K105
(CUSIP Number)

copy to:
Bernard Pinsky
Clark Wilson LLP
900-885 West Georgia Street
Vancouver, BC Canada V6C 3H1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68619K105

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hugues Bultot IRS No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hugues Bultot is citizen of Belgium.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,050,454 shares of common stock
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 5,050,454 shares of common stock
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,050,454 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% based on 98,372,289 shares of common stock issued and outstanding as of March 5, 2015
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Schedule 13D is being filed on behalf of Mr Hugues Bultot (the “Reporting Person”) relating to the shares of common stock, par value $0.0001 of Orgenesis Inc., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.0001 par value of the Issuer. The principal executive offices of the Issuer are located at 20271 Goldenrod Lane, Germantown, Maryland USA 20876.

Item 2. Identity and Background

(a)	Hugues Bultot

(b)	The business address of the Reporting Person is Avenue Victor Jacobs, 78, 1040 Brussels, Belgium

(c)	The Reporting Person is a director of the Issuer. His present principal occupation or employment is as Chief Executive Officer of Masthercell SA.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	The Reporting Person is a citizen of Belgium.

Item 3. Source and Amount of Funds or Other Considerations

On March 2, 2015, the Issuer issued 5,050,454 shares of common stock to the Reporting Person as consideration under a share exchange agreement as described below under Item 4. “Purpose of Transaction.”

Item 4. Purpose of Transaction

The Issuer entered into a share exchange agreement dated November 3, 2014 and addendum dated March 2, 2015 (the "Share Exchange Agreement") with MaSTherCell SA and Cell Therapy Holding SA (collectively the "Target") and each of the shareholders of the Target, which provides for the acquisition by the Issuer of all of the issued and outstanding shares of the Target from the shareholders of the Target in exchange for the issuance of $24,593,000 in value of shares of common stock in the capital of the Company (the "Consideration Shares") (the “Acquisition”). Further description of this transaction is detailed in the Issuer’s current report on Form 8-K filed with the SEC on March 5, 2015.

The Reporting Person received 5,050,454 shares of common stock. The shares are subject to an escrow agreement between the Issuer, Securities Transfer Corporation and the Reporting Person.

Depending on market conditions and other factors, the Reporting Person may, directly or indirectly, acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than as previously carried out and disclosed;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The Reporting Person beneficially owns 5,050,454 shares of common stock, or 5.1% of the Issuer, based on 98,372,289 shares of common stock outstanding as of March 5, 2015.

The shares are registered in the name of Mr. Hugues Bultot. The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 5,050,454 shares of common stock of the Issuer. No person, other than the Reporting Person, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 5,050,454 shares of common stock of the Issuer.

The Reporting Person has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Share Exchange Agreement provides that in the event that the Company has not achieved a post-closing financing and a valuation which meets the agreed threshold within eight months of the closing date of the Share Exchange Agreement, then the shareholders of the Target may, by notice to the Company, unwind the transaction in exchange for return of all of the Consideration Shares plus any amount that the Company has advanced or invested in the Target.

Under a private agreement Mr Hugues Bultot has an option to purchase 2,650,108 additional shares from the Université Libre de Bruxelles. The option must be exercised before November 5, 2017 and is subject to any restrictions under the Share Exchange Agreement or imposed by US securities law.

The price per share shall be calculated on the basis of the total price for all shares taking into account the following formula:

Total price for all shares = 750,000 EUR * (1 + 12.5%) N whereby N = the number of years after October 14, 2011, it being understood that in case the option is exercised before November 5, 2015 this number of years is increased by one (1).

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
10.1

Share Exchange Agreement dated November 3, 2014 between Orgenesis Inc., MaSTherCell SA, Cell Therapy Holding SA (attached as an exhibit to the Issuer’s Form 8-K filed with the SEC on November 10, 2014)

10.2

Addendum to Share Exchange Agreement dated March 2, 2015 between Orgenesis Inc., MaSTherCell SA, Cell Therapy Holding SA (attached as an exhibit to the Issuer’s Form 8-K filed with the SEC on March 5, 2015)

10.3

Escrow Agreement dated February 27, 2015 with the shareholders of MasTHerCell SA and Cell Therapy Holding SA and bondholders of MaSTherCell SA and Securities Transfer Corporation (attached as an exhibit to the Issuer’s Form 8-K filed with the SEC on March 5, 2015)

10.4	Power of attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

March 12, 2015

/s/ Marie Pètre
Marie Pètre,
Attorney under power of attorney
on behalf of Hugues Bultot

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).